FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 19, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS and VimpelCom to Develop and Share LTE Networks in Russia

19 December 2014

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that it has partnered with VimpelCom (“Beeline” brand) to jointly roll-out and utilize LTE networks in 36 Russian regions.

MTS and VimpelCom have signed a partnership agreement to jointly plan, develop and use LTE networks in Russia. Under the agreement, in 2014 — 2016, MTS will develop shared mobile data networks in 19 regions in Russia, while VimpelCom will construct networks in 17 regions.

For a period of seven years, operators will share base stations, sites, transport networks and other infrastructure in 36 regions. The agreement will not preclude either company from develop their own networks in addition to shared infrastructure in the designated regions.

Mr. Dmitry Alkhazov, Deputy Minister of Communications and Mass Media for the Russian Federation, said, “Improvement in the quality of the telecommunications services and their increased availability are among the key priorities for the Ministry of Communications. We have recently completed a major project aimed at enabling operators to share telecommunications infrastructure, including joint ownership of base stations. In current economic environment, our goal is to put in place regulations, which will allow operators to reduce costs and further enhance networks coverage in the regions contributing to elimination of the digital divide in Russia. The Ministry welcomes operators’ joint efforts to develop telecommunications infrastructure in Russia”

Mr. Andrei Dubovskov, MTS President and CEO, highlighted, “The partnership between MTS and VimpelCom sets a precedent for sharing active network infrastructure in Russia. The agreement enables each operator to construct networks in regions where building networks independently had not been attractive from commercial standpoint and will ensure better coverage through greater choice of sites for base stations. In practice, this means that within two years, the advantages of mobile broadband will be available to millions of our customers in 36 regions not only in big cities, but in smaller population centers as well. This ambitious project has been made possible by legislative initiatives put forward by the regulator.”

Mr. Mikhail Slobodin, CEO of VimpelCom Russia, further commented, “Expanding the 4G/LTE networks in Russia will enable an improved experience for customers of both VimpelCom Russia and MTS and allow for continued mobile data growth. We expect the agreement to improve the availability and quality of the services to our customers. According to our estimates, more than half of data service users will migrate to 4G/LTE services by 2019 and LTE smartphones are currently one of the fastest growing categories of handsets with sales doubling over the past year. This partnership boosts 4G/LTE expansion in Russia, creating a modern telecommunications infrastructure, which will expand 4G/LTE coverage and improve the performance of our networks. We thank the Regulator for the preparation of the necessary legal framework to enable this partnership and look forward to the early adoption of the legislation which will allow us to double the maximum speed of the mobile Internet by sharing the frequency spectrum.”

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: December 19, 2014